

June 12, 2012

Via E-mail
Mr. Hongwen Li
Chief Executive Officer
U.S. China Mining Group, Inc.
17890 Castleton Street, Suite 112
City of Industry, California 91748

> **Re:** **U.S. China Mining Group, Inc.**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2012**
> **Filed May 21, 2012**
> **File No. 000-53843**

Dear Mr. Li:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

Item 9A. Controls and Procedures, page 42

Internal Control Over Financial Reporting, page 42

1.   Please tell us whether there was any change in your internal control over financial reporting ("ICFR") identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 under the Exchange Act that occurred during your fourth fiscal quarter that materially affected, or is reasonably likely to materially affect, your

ICFR. Please also confirm to us that you will provide such disclosure in future filings, as required by Item 308(c) of Regulation S-K.

Item 15. Exhibits, page 54

2.   We note your Form 10-K does not include an accountant's consent relative to the Form S-8 filed on April 17, 2009. Please explain to us the basis for this omission. Please also tell us whether any shares were sold with respect to the Form S-8.

Form 10-Q for the Fiscal Quarter Ended March 31, 2012

Notes to Consolidated Financial Statements, page 4

2. Summary of Significant Accounting Policies, page 5

Goodwill, page 5

3.   We note your disclosure that impairment testing is performed at a reporting unit level; that an impairment loss generally would be recognized when the carrying amount of the reporting unit exceeds its fair value with the fair value of the reporting unit determined using discounted cash flow (DCF) analysis; and that management considers historical experience and all available information at the time the fair values of its reporting units are estimated. We further note the reduction in your sales and gross profit in fiscal 2011 and the first quarter of 2012 in comparison to the comparable prior periods; your negative cash flow from operations in fiscal 2011 and the first quarter of 2012; the reduced total production in the first quarter of 2012 from logistics difficulties in Xing An (page 26) and the increased cost per ton in the first quarter of 2012 (page 26). Finally, we note the significant difference between your current market capitalization and your net book value as of March 31, 2012 and that this trend has existed for an extended period of time. Please advise us of the following:

a.   Tell us the date that you evaluate goodwill for impairment on an annual basis.

b.   Tell us the significant assumptions and estimates made for your most recent evaluation that resulted in your conclusion that no goodwill impairment existed, and tell us the percentage by which the fair value exceeded the carrying value as of the most recent step-one test.

c.   Explain to us the reason(s) for the significant difference between your fair value estimates and your market capitalization, and tell us how this was considered for purposes of your impairment testing.

d.   Tell us whether you determined that there were any events or changes in circumstances in the first quarter of 2012 that indicated the carrying amount of your long-lived assets may not be recoverable and, if not, explain to us the basis for your conclusion including your consideration of the factors listed above.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Craig Arakawa at (202) 551-3650, or John Archfield at (202) 551-3315, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining